SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:     Brookfield Investment Management Global Infrastructure Income Fund Inc.

Address of Principal Business Office:

Brookfield Investment Management Global Infrastructure Income Fund Inc.

Three World Financial Center, 200 Vesey Street, 10th Floor

New York, New York 10281-1010

Telephone Number:

1-800-497-3746

Name and address of agent for service of process:

Brian F. Hurley

Brookfield Investment Management Global Infrastructure Income Fund Inc.

Three World Financial Center, 200 Vesey Street, 10th Floor

New York, New York 10281-1010

With copies of Notices and Communications to:

Michael R. Rosella, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York  10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:

YES ☒  NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the city of New York, and the state of New York on the 10th day of June, 2011.

[SEAL]

Brookfield Investment Management Global Infrastructure Income Fund Inc.
(Name of Registrant)

		By:	/s/ Kim G. Redding

Kim G. Redding
President and Director

Attest:	/s/ Steven Pires

Steven Pires
Treasurer